UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at November 8, 2007

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ John Bristow
President & CEO

Date: November 8, 2007

* Print the name and title of the signing officer under his signature.

  1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.rockwelldiamonds.com

ROCKWELL ATTAINS GOOD PRICES FOR ITS OCTOBER DIAMOND TENDER AND COMPLETES
A SUCCESSFUL SALE OF SELECTED SMALL DIAMONDS IN ANTWERP

November 8, 2007, Vancouver, BC - Rockwell Diamonds Inc ("Rockwell" or the "Company") (TSXV: RDI; OTCBB: RDIAF) reports on its diamond tender sales completed in October 2007.

At the diamond tender on October 25, the Company offered a total of 3,181.30 carats for sale, representing production from the Company's mining operations at Wouterspan, Holpan, and Klipdam, and its trial mining operation at Makoenskloof for September and part of October 2007.

Rockwell received US$6,094,144.63 for this tender which equates to US$1,916 per carat. The year to date average for Rockwell's diamonds sold is approximately US$1,584 per carat, which is 6% above the Company's projected average value for 2007 of US$1,500 per carat.

Diamonds recovered during the September and October period were produced at an operating cost of approximately US$3.20 per tonne or US$857 per carat, which is marginally above the target cost of US$3.00 per tonne. This reflects higher operating costs at the Makoenskloof trial mining operation where production levels have not yet reached an optimum level whereby economies of scale are achieved. Of the tender revenue, 51% is currently attributable to Rockwell.

OPERATION	SALES (CARATS)	AVERAGE PRICE (US$ PER CARAT)
Wouterspan	994,59	2,017
Holpan	968,96	527
Klipdam	718,86	700
Makoenskloof	498,89	6,162
TOTAL	3,181.30	1,916

This latest tender sale included two diamonds of over 100 carats - one was 110.19 carats and the other 211.87 carats - which were recovered from the Makoenskloof trial mining operation on the north bank of the Middle Orange River, located upstream of the Wouterspan operation. The 211.87 carat diamond comprised a fancy yellow stone of rounded octahedral shape with impurities around the margin of the stone, whereas the 110.19 carat stone was a J colour flattened octahedron with impurities inside and around the edge of the diamond.

A total of 27 diamonds were larger than 10 carats, including the two stones in excess of 100 carats. There were twenty stones in the 10 to 20 carat size range, four diamonds in the 20 to 30 carat range, one stone in the 40 to 50 carat size range (including a 48.38 carat intense fancy yellow which achieved $10,500 per carat), as well as the two stones over 100 carats in size. The average size of all diamonds sold was 1.40 carats. There were fewer large D color, plus-10 carat stones than previous tenders with the majority of diamonds sold falling in the commercial colour ranges (i.e., colours I/J to fancy yellows). In spite of this, the Company achieved its reserve price for the tender sale.

A total of 2,317 carats of smaller diamonds ranging from 0.05-2.50 carats, which were removed from the previous three Rockwell diamond tenders for export to Antwerp ( see September 19, 2007 news release), were also sold during the period of this latest tender sale. Rockwell held a tender in Antwerp to sell these stones and achieved an average price of about 10% higher than was likely to have been achieved on its sales tender in South Africa. This higher average sales price confirms the Company's previously stated view that higher prices can be achieved for the low value end (less than 2.5 carat stones) from Rockwell's production in the Antwerp market place. Based on this initial trial sale in Antwerp, Rockwell has identified procedures that will help it to achieve additional value in future sales of this nature. As noted in the September 19 news release these "smaller diamonds" represented some 43% of carats mined but only about 4.7% of the total value of diamonds for the production cycles from which they were recovered.

The added value achieved via the Antwerp sale, in effect, resulted in an overall 1% increase on the total average US$ per carat price for the Company's September sale. The September 19 tender prices were US$2,011 per carat and, on an adjusted basis, would be about US$2,030 per carat (post Antwerp sale), representing an increase of about $50,000 to the bottom line. Although this is a relatively small number, with increased production going forward and enhancement of the sales process in Antwerp, these additional revenues are expected to become more significant for Rockwell.

President and CEO Dr. John Bristow noted that "Rockwell was satisfied by the prices achieved in its latest tender and the consistency of the long term average value of its goods. Large diamonds continue to be in short supply and demand is strong. Rockwell will hold one more diamond sale during late November 2008 and will resume sales in January 2008. Initial Makoenskloof trial mining results have been rewarding and the Company is now looking to ascertain how sustainable this trial mining operation will be over the longer term. Refinements to the Holpan Dense Media Separation ("DMS") plant have shown benefits in terms of lower operating costs and an extensive upgrade and modernization of the Klipdam plant was also implemented in October. Although this caused a production decline for October and early November, upgrades to the Klipdam plant will result in overall production increases in the longer term at lower operating costs. New, larger Komatsu earth moving equipment introduced during September and October is also starting to show benefits in terms of overburden stripping rates at Wouterspan and Klipdam."

For further details on Rockwell Diamonds Inc., please visit the Company's website at wwww.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. There is no certainty of the financing completing. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.